June 21, 2007

Shareholders and Board of Directors
Great West Gold, Inc.
c/o St. James Resource Management Limited
16 Hanover Square
London, W1S 1HT, United Kingdom

Re: Great West Gold, Inc.

Dear Sir/Madam:

This letter hereby serves as my notification to the shareholders and directors of Great West Gold, Inc. of my resignation, effective immediately, from my position as Chief Executive Officer of Great West Gold, Inc. This resignation is not due to a disagreement with Great West Gold, Inc. on any matter relating to the Company's operations, policies or practices.

Very truly yours,

/s/ Peter Bezzano

Peter Bezzano